Registration Statement No. 333-217200

Filed Pursuant to Rule 433

March 24, 2020

NRGU, MicroSectors U.S. Big Oil Index 3X Leveraged ETN, Upsized By $50 Million. New Aggregate Amount Is $75 Million.

March 24, 2020 – REX Shares, LLC (REX) is pleased to announce that Bank of Montreal (BMO) has increased the aggregate principal amount of the MicroSectors™ U.S. Big Oil Index 3X Leveraged Exchange Traded Notes (“The ETNs” or “NRGU”) by $50 million, to a new total of $75 million. The ETNs offer investors 3X daily resetting leveraged exposure linked to the Solactive MicroSectors™ U.S. Big Oil Index. The ETNs, listed on NYSE Arca, were issued by BMO and launched on April 9, 2019.

The Solactive MicroSectors™ U.S. Big Oil Index includes the 10 biggest U.S. listed energy companies. The index’s underlying composition is equally weighted across the ten stocks. While the performance of market capitalization weighted indices can be dominated by a few of the largest stocks, an equal-weighted index offers the potential for a more diversified portfolio.

“Traditional energy indices like the Energy Select Sector Index and the Dow Jones U.S. Oil & Gas Index have recently increased their exposure to Exxon Mobile Corporation (NYSE: XOM) and Chevron Corporation (NYSE: CVX) due to their market capitalization weighting approach. As of today, each index has over 40% of exposure to these two securities despite including a basket with a larger number of energy stocks. As of February 28, 2020, the Energy Select Sector Index had 28 constituents and the Dow Jones U.S. Oil & Gas Index had 49 constituents. Regardless of that diversification, investors may not be aware of the current stock concentration,” said Scott Acheychek, President of REX Shares. “The Solactive MicroSectors U.S. Big Oil Index, on the other hand, also includes XOM and CVX, but is capped at 10% on each monthly rebalance date. The goal of the ETNs linked to the Solactive MicroSectors U.S. Big Oil Index is to offer investors the ability to trade ETNs linked an equal-weight index that includes only the ten largest U.S. energy companies. NRGU offers sophisticated investors daily resetting 3X leverage. Despite the substantial sell off in energy stocks, there continues to be strong demand for NRGU.”

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this press release relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.MicroSectors.com

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Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Oil Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the applicable Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.